SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                             Merlin Acquisition L.P.
                               Pelican Bidder LLC
                               Purple Martin, LLC
                        (Name of foreign utility company)

                                   Enron Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)

         Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, Enron Corp., an Oregon corporation ("Enron"), hereby files this form to notify the Securities and Exchange Commission that its indirect subsidiary companies, Merlin Acquisition L.P., a Delaware limited partnership ("Merlin"), and Pelican Bidder LLC ("Pelican Bidder") and Purple Martin, LLC ("Purple Martin"), each a Delaware limited liability company, (collectively "the Companies") are foreign utility companies under Section 33 of the Act.

         Merlin, Pelican Bidder and Purple Martin each has its business address at 1400 Smith Street, Houston, Texas 77002.

         The ownership of the Companies is as follows: SE Acquisition, L.P. ("SE Acquisition") owns a 99.99% limited partner or member (as applicable) interest in, and Blue Heron I LLC ("Blue Heron") owns the remaining 0.01% interest in each of Merlin, Pelican Bidder and Purple Martin as its general partner or managing member (as applicable). SE Acquisition's sole limited partner is Whitewing Associates, L.P. ("Whitewing LP") with a 99.99% interest, and its general partner is Blue Heron with a 0.01% interest. Blue Heron's sole member is Whitewing LP. Whitewing LP is owned by Whitewing Management, LLC ("Whitewing LLC"), as general partner; and each of Osprey Trust, an unaffiliated trust ("Osprey Trust"), Peregrine I LLC ("Peregrine") and Kingfisher I LLC ("Kingfisher"), as a limited partner, with the Osprey Trust having certain preferential distribution rights. Egret I LLC ("Egret"), as Class A member, and Osprey Trust, as Class B member, each have a 50% membership interest in Whitewing LLC. As the Class A member, Egret controls the management of Whitewing LLC, subject to certain rights of Osprey Trust that include consent rights for certain actions and the ability to cause management of Whitewing LLC to be assumed by a four-person board of directors. If such a board is established, two directors would be designated by each of Egret and Osprey Trust. Each of Peregrine and Egret is wholly owned by PE Holdings LLC which is wholly owned by Enron. Kingfisher is wholly owned by BAM Lease Company, which is wholly owned by Enron. Through its indirect 100% ownership of Egret, Enron continues to retain management and control of Whitewing LLC, Whitewing LP, SE Acquisition and its subsidiaries (including


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Merlin, Pelican Bidder and Purple Martin), subject to Osprey Trust's rights.
Each of SE Acquisition, Blue Heron, Whitewing LP, Whitewing LLC, Peregrine, Kingfisher, Egret and PE Holdings LLC is organized under the laws of Delaware.

         Each of the Companies indirectly owns an interest in or operates facilities that are not located in any state and that are used for the generation, transmission or distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas for heat, light or power, specifically:

          (1) Through Gases del Caribe S.A., E.S.P., Merlin owns an interest in gas distribution networks in the States of Atlantico, Magdalena and Cesar, Colombia;

          (2) Through Gases del Occidente S.A., E.S.P., Merlin owns an interest in gas distribution networks in the States of Caldas, Risaralda, Quindio and Valle del Cauca, Colombia;

          (3) Through Gases de la Guajira S.A., E.S.P., Merlin owns an interest in a gas distribution network in the State of Guajira, Colombia;

          (4) Through Gas de Risaralda S.A. E.S.P., Merlin owns an interest in gas distribution networks throughout Colombia;

          (5) Through Transportadora de Gas de Oriente S.A., E.S.P., Merlin owns an interest in a gas distribution network in the State of Bucaramanga, Colombia;

          (6) Through Surtidora de Gas del Caribe S.A., E.S.P., Merlin owns an interest in gas distribution networks in the States of Bolivar, Cordoba and Sucre, Colombia;

          (7) Through Compania Tolimense de Gas S.A., E.S.P., Merlin owns an interest in various gas distribution networks throughout Colombia;

          (8) Through Gases del Norte del Valles S.A. E.S.P., Merlin owns an interest in a gas distribution company in the area of Cali, Colombia;

          (9) Through Gas Natural S.A. E.S.P. Merlin owns an interest in a gas distribution network in Bogata, Colombia.

          (10) Through Gas Natural de Centro S.A. E.S.P. Merlin owns an interest in a gas distribution network in various states in central Colombia.

          (11) Through Elektrocieplownia Nowa Sarzyna Sp. z.o.o., Pelican Bidder owns an interest in a 116 MW natural gas combined cycle heat and power generating plant in Nowa Sarzyna, Poland;

          (12) Through Trakya Elektrik Uretim ve Ticaret A.S., Pelican Bidder owns an interest in a 478 MW natural gas-fired combined cycle power plant in Marmara, Ereglisi, Republic of Turkey; and

          (13) Through Elektro - Eletricidade e Servicos S.A., Purple Martin owns an interest in a 56,000 mile electricity distribution system serving approximately 1.8 million consumers throughout 223 municipalities in the State of Sao Paulo, Brazil and municipalities in the State of Mato Grosso do Sul, Brazil.


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         A subsidiary of Enron, Portland General Electric Company ("PGE"), an
Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity in the state of Oregon (see Exhibit A attached hereto). PGE does not own or control any interest in the Companies or their subsidiaries. PGE has not paid any part of the purchase price for Enron's interest in such companies, and PGE is not engaged in any service contract or other relationship with the Companies or their subsidiaries.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  February  6th  2004               ENRON CORP.
                -----


                                         By:  /s/ Raymond M. Bowen, Jr.
                                              ----------------------------------
                                              Raymond M. Bowen, Jr.


                                              Executive Vice President and
                                              Chief Financial Officer



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Exhibit A.

         State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on August 25, 2003, as an attachment to a Form U-57 (File No. 73-00063) on behalf of Enron Asia Pacific/Africa/China, LLC. Enron hereby incorporates this certification by reference.









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